United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On March 12th, 2015, at 09:30am, the following effective directors, Mr. Dan Conrado — President of the meeting, Marcel Juviniano Barros, Robson Rocha, Sérgio Alexandre Figueiredo Clemente, João Batista Cavaglieri and the following alternate directors acting as directors, Messrs. Luiz Maurício Leuzinger, Laura Bedeschi Rego de Mattos and Isao Funaki, convened, extraordinarily, at the head office of Vale S.A. (“Vale”) located in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha No. 26, 19th floor.  Mr. Clovis Torres, Vale’s General Counsel, acted as Secretary of this meeting. Hence, the following matter was unanimously resolved on: “RESIGNATION AND NOMINATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS — The Board of Directors hereby acknowledges the resignation letter delivered by Paulo Rogério Caffarelli to his position as Member of the Board of Directors of Vale. Immediately thereafter approved the nomination of Mr. Gueitiro Matsuo Genso, Brazilian, divorced, bank clerk, bearer of the Identity card #02.421.180.013 issued by DETRAN/PR, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #624.201.519-68, with commercial address at SBS Quadra 01, Bloco A, Lote 3, 18º andar, Ed. Sede I, Asa Sul, Brasília, DF, as Member of the Vale’s Board of Directors. The Director appointed herein, whose term shall last until the next Shareholders’ General Meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).”I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, March 12, 2014.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 12, 2015		Director of Investor Relations